UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                         (Amendment No. 12 )*

                          AMBASE CORPORATION

                           (Name of Issuer)

               Common Stock, par value $0.01 per share

                      (Title of Class Securities)

                              0231647106

                            (CUSIP Number)



      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)

                            April 22, 1999

       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), 240.13d-1(f) or 244.13d-1(g), check the following box: _____.

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.): _____.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 0231647106                                          Page 2 of 4 Pages
          ----------                                          -----------------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Richard A. Bianco

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  -----
                                                                     (b)  -----

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
              PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   -----


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
              USA

              7.       SOLE VOTING POWER
NUMBER OF                   9,224,500
    SHARES
BENEFICIALLY  8.       SHARED VOTING POWER
  OWNED BY
      EACH    9.       SOLE DISPOSITIVE POWER
 REPORTING                  9,224,500
    PERSON
      WITH   10.       SHARED DISPOSITIVE POWER

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              9,224,500

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES *                                                 -----

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *Percentage calculated with all vested options included in the number of shares beneficially owned and in the number of shares outstanding.
              20%

14.      TYPE OF REPORTING PERSON*
              IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No. 0231647106                                          Page 3 of 4 Pages
          ----------                                          -----------------

Item 1.           SECURITY AND ISSUER.

            This statement relates to Common Stock, par value $.01 per share, of AmBase Corporation ("ABC"), a Delaware corporation, Greenwich Office Park, Building 2, 51 Weaver Street, Greenwich, Connecticut 06831-5155.

Item 2.           IDENTITY AND BACKGROUND.

         (a) This statement is filed by Richard A. Bianco ("Mr. Bianco"), individually.

         (b)     Mr. Bianco's business address is AmBase Corporation, Greenwich
                 Office  Park,   Building  2,  51  Weaver  Street,   Greenwich,
                 Connecticut 06831-5155.

         (c) Mr. Bianco's present principal occupation is as Chairman, President and Chief Executive Officer of AmBase Corporation, 51 Weaver Street, Building 2, Greenwich, Connecticut 06831-5155. The principal business of AmBase is currently the administration of its assets and liabilities and the analysis of possible acquisition opportunities.

         (d) Mr. Bianco has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Bianco has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)     Mr. Bianco is a United States citizen.

Item 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 Mr. Bianco purchased the common stock with his personal funds, spending an aggregate of approximately $55,440 (including brokerage and commissions, if any) to purchase the 50,400 shares of common stock.

Item 4.          PURPOSE OF TRANSACTIONS.

                 Mr. Bianco purchased the shares for investment purposes.

CUSIP No. 0231647106                                          Page 4 of 4 Pages
          ----------                                          -----------------

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a)       46,206,019 shares (44,533,519 shares outstanding & 1,672,500 vested option shares of acquirer)

         (b)       9,224,500 shares

         (c)       None

         (d)-(e)   Not applicable

Item 6.            CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                   RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                   Mr. Bianco holds a stock option granted under the Company's 1985 Stock Option Plan on January 29, 1993, to acquire 1,150,000 shares of the Company's Common Stock, all of which may currently be acquired upon exercise of the stock option. Mr. Bianco holds an additional stock option granted under the Company's 1985 Stock Option Plan on May 3, 1995 to acquire 500,000 shares of the Company's Common Stock, all of which may currently be acquired upon exercise of the stock option. Mr. Bianco also holds a stock option granted under the Company's 1993 Stock Incentive Plan on January 23, 1998 to acquire 45,000 shares of the Company's Common Stock, of which 22,500 vested on January 23, 1999, and the remaining 22,500 will vest on January 23, 2000. Finally, Mr. Bianco holds a stock option granted under the Company's 1993 Stock Incentive Plan on January 4, 1999 to acquire 45,000 shares of the Company's Common Stock, of which 22,500 will vest on January 4, 2000, and the remaining 22,500 will vest on January 4, 2001.

Item 7.            MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    May 3, 1999



                                             ----------------------------------
                                             Richard A. Bianco